May 10, 2006

                     Highlights of Unconsolidated Financial
                               Results for FY2006
                     (April 1, 2005 through March 31, 2006)
   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                   (Billion yen, unless otherwise specified)
----------------------------------------------------------------------------------------------------------------------------
                                 FY2005                       FY2006                              FY2007 Forecast
                               (Apr. 2004         (Apr. 2005 through Mar. 2006)            (Apr. 2006 through Mar. 2007)
                                 through    ------------                                ------------
                               Mar. 2005)      FY2006                                      FY2007
                                             semi-annual                                 semi-annual
                                             (Apr. 2005                                  (Apr. 2006
                                            through Sep.                   % of change   through Sep.            % of change
                                                2005)                      from FY2005       2006)               from FY2006
============================================================================================================================
Domestic vehicle production        3,749        1,798             3,863         3.0%        2,000       4,100        6.1%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Overseas vehicle production        3,127        1,824             3,731        19.3%        1,990       4,060        8.8%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Domestic vehicle sales             1,805          806             1,769       - 1.9%          820       1,780        0.6%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Exports                            1,982        1,002             2,126         7.3%        1,180       2,350       10.5%
(Thousand units)
----------------------------------------------------------------------------------------------------------------------------
Houses                             4,392        2,055             4,693         6.9%        2,400       5,000        6.5%
(Units)
----------------------------------------------------------------------------------------------------------------------------
Net sales                        9,218.3      4,664.0          10,191.8        10.6%      5,200.0    11,000.0        7.9%
 Domestic                        3,654.9      1,671.7           3,679.8         0.7%
 Export                          5,563.4      2,992.2           6,511.9        17.0%
----------------------------------------------------------------------------------------------------------------------------
Operating income                   701.3        297.6             847.9        20.9%        370.0       880.0        3.8%
(Income ratio)                    (7.6%)       (6.4%)            (8.3%)                    (7.1%)      (8.0%)
----------------------------------------------------------------------------------------------------------------------------
Ordinary income                    856.2        416.6           1,104.7        29.0%        560.0     1,230.0       11.3%
(Income ratio)                    (9.3%)       (8.9%)           (10.8%)                   (10.8%)     (11.2%)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes         831.2        416.6           1,104.7        32.9%        560.0     1,230.0       11.3%
(Income ratio)                    (9.0%)       (8.9%)           (10.8%)                   (10.8%)     (11.2%)
----------------------------------------------------------------------------------------------------------------------------
Net income                         529.3        283.6             765.9        44.7%        380.0       850.0       11.0%
(Income ratio)                    (5.7%)       (6.1%)            (7.5%)                    (7.3%)      (7.7%)
----------------------------------------------------------------------------------------------------------------------------
Factors contributing to                     Operating income increased by               Operating income is expected to
increases and decreases in                  146.6 billion yen.                          increase by 32.1 billion yen.
operating income
                                            (Increase)                                  (Increase)
                                            Effects of changes in              250.0    Marketing efforts           210.0
                                            exchange rates                              Cost reduction efforts       80.0
                                            Cost reduction efforts              60.0
                                            Marketing efforts                   40.0    (Decrease)
                                                                                        Effects of changes in     - 200.0
                                            (Decrease)                                  exchange rates
                                            Increases in R&D                 - 203.4    Increases in R&D           - 57.9
                                            expenses, etc.                              expenses, etc.
----------------------------------------------------------------------------------------------------------------------------
Exchange rates                  JPY108/US$    JPY110/US$           JPY113/US$             JPY110/US$       JPY110/US$
                                JPY135/Euro   JPY136/Euro          JPY138/Euro            JPY135/Euro      JPY135/Euro
----------------------------------------------------------------------------------------------------------------------------
Capital expenditure                290.7        152.2                351.5                  180.0            390.0
----------------------------------------------------------------------------------------------------------------------------
Depreciation expenses              241.3        126.0                298.3                  140.0            280.0
----------------------------------------------------------------------------------------------------------------------------
R&D expenses                       657.9        322.5                704.5                  390.0            810.0
----------------------------------------------------------------------------------------------------------------------------
Interest-bearing debt              500.6        500.0                500.0
----------------------------------------------------------------------------------------------------------------------------
Performance evaluation                                   Increases in sales, ordinary
                                                          income, and net income, all
                                                            reached historic highs.
----------------------------------------------------------------------------------------------------------------------------
Number of employees               64,237       65,994               65,798
============================================================================================================================

Cautionary Statement with Respect to Forward-Looking Statements

         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.